EXHIBIT 99.35



NEWS RELEASE                                                           (Q2-03-9)
                                                                    Page 1 of 2


NOT FOR DISSEMINATION IN THE UNITED STATES
OR FOR DISTRIBUTION TO U.S. NEWS SERVICES




YAMANA RESOURCES INC.      Yamana to Appoint Management
                           -----------------------------------------------------

3151 E. 29th Ave.          Yamana Resources Inc. is pleased to announce the
Spokane, WA 99223 U.S.A.   formation of its management team following the
Tel: (509) 838 6615        previously announced acquisitions in Brazil.
Fax: (509) 838-0714        Yamana has agreed to appoint Peter Marrone as
                           President and Chief Executive Officer of the company.
                           Mr. Marrone has extensive experience with public mining companies including in connection with joint ventures, mining development and operations and project debt and equity financings. He has served on the board of directors and advisory committees of numerous companies listed on Canadian stock exchanges and has experience in Brazil and with Brazilian mining companies, including the predecessor companies that own the assets which Yamana is acquiring. Most recently he was head of investment banking at a Canadian investment bank and prior to that he was a leading Canadian securities lawyer. Mr. Marrone has over 18 years of business and capital markets experience.

                    In addition, Yamana has agreed to appoint Antenor Silva as Chief Operations Officer. Mr. Silva has been with Santa Elina since 1995 and has been responsible for all technical evaluations and studies relating to all of the projects Yamana is acquiring. Mr. Silva is a mine/metallurgical engineer with 38 years of mining development experience including senior positions with Serrana, CMP(TVX), Santa Elina and a major Brazilian engineering company, working for CVRD, Petrobras, Anglo, Rio Tinto and others.

                    The operational team will also include Melvin Klohn as Vice President Exploration, Seiiti Nakamura as Construction Manager and Evandro Cintra as Exploration Manager. Mr. Klohn has over 35 years of exploration experience and has been with Yamana since 1995. Mr. Nakamura has been directly responsible for the development and management of several global mining projects in Brazil and other countries, overseeing construction, economic evaluation, and mine and mill operation management. Mr. Cintra has over 18 years of experience as an exploration and mine geologist in Brazil.

                    Yamana is also in discussions with candidates to serve as Chief Financial Officer all of whom have public mining company experience including in Brazil. In the meantime, William Schara will remain interim Chief Financial Officer.

                    The proposed board of directors will be comprised of Peter Marrone, the newly appointed President and Chief Executive Officer, Victor Bradley, the current Chief Executive Officer of Yamana, who will assume the role of Chairman (non-executive), Patrick Mars and Lance Tigert, who are presently on the board of the company, Jim Askew, who will be a new addition to the board, Antenor Silva, the newly appointed Chief Operations Officer, and Juvenal Mesquita, who will be Santa Elina's representative on the board. The proposed board of directors consists of seven directors, four of whom will be independent of management and the controlling shareholder. Yamana's new board will have broad experience in exploration, development stage projects, operations, finance and capital markets.


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NEWS RELEASE (Q2-03-9) Continued                                  June 13, 2003
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                    Yamana also  proposes to establish a Technical  Committee to be comprised of Lance Tigert, Patrick Mars, and Jim Askew, all of whom have significant development and operational experience. The purpose of the Technical Committee will be to directly oversee the development efforts and operations of the company.

                    In addition, Yamana's executive offices will be relocated to Toronto.

                    As  previously  announced,   Yamana  is  also  pursuing  the
                    acquisition of producing gold assets that will immediately position Yamana as a significant Brazilian gold producer.

                    The foregoing appointments are subject to completion of the previously announced acquisitions. Yamana is currently structuring the terms of a financing based on the outcome of Yamana's announced acquisitions and proposed purchase of producing gold assets. The proposed offering is expected to be in the range of CDN$50 million, including funds for the proposed acquisition of the producing gold assets. In addition, Yamana has proposed a stock consolidation that will occur concurrently with the acquisitions and financing on a 24 to 1 basis, the result of which will be that the proposed number of shares outstanding is expected to be not more than 90 million shares.

                    Canaccord Capital Corporation has been retained as lead agent in respect of the financing and has been acting as Santa Elina's advisor in respect of the asset sale. Westwind Partners Inc. has been retained by Yamana to provide financial analysis and advice on structuring and implementing the acquisition.

                    Yamana Resources Inc. is a Canadian company, listed on the Toronto Stock Exchange with a focus on gold exploration and production in South America. A significant suite of gold exploration properties in Argentina is under earn-in option to the Peruvian gold producers, Buenaventura and Hochschild. With these acquisitions, the recent Cumaru acquisition and other acquisitions being pursued, Yamana's goal is to become an intermediate gold producer with significant land positions in all major areas of Brazil and to continue to consolidate gold opportunities in Brazil.


For further information, contact:

Victor H. Bradley                             Toronto Stock Exchange Symbol: YRI
President and CEO                               Home Page: http://www.yamana.com
E-mail: Investor@yamana.com               Tel: (509) 838-6615 Fax: (509) 8380714


FORWARD-LOOKING STATEMENTS: This news release contains certain "forwardlooking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ













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NEWS RELEASE (Q2-03-9) Continued                                  June 13, 2003
                                                                  Page 3 of 3



materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.